

June 29, 2012

Via E-mail
Mark D. McLaughlin
President and CEO
Palo Alto Networks, Inc.
3300 Olcott Street
Santa Clara, CA 95054

> **Re:** **Palo Alto Networks, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on June 8, 2012**
> **File No. 333-180620**

Dear Mr. McLaughlin:

We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated May 31, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Results of Operations, page 66

1. Please explain in greater detail why you recorded a benefit from income taxes during the three months ended April 30, 2012 as a result of better than expected income before income taxes and your U.S. federal alternative minimum tax position.

Contractual Obligations and Commitments, page 70

2. Tell us what consideration you gave to the inclusion of any liability associated with your unrecognized tax benefit obligation in the table of contractual obligations. We refer you to Discussion Document E of the SEC Regulations Committee Meeting on April 17, 2007.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 74

3. We note your revised disclosures in response to prior comment 9. Please revise your disclosures to clarify whether the same set of comparable companies were used in all of your relevant valuation estimates prior to your determination of the anticipated initial offering price, including inputs to your stock options, common stock and discount rates.

4.   We note your response to prior comment 10. Please revise your disclosures to explain in greater detail how you adjust the revenue multiples for comparable companies and IPO companies with different business models.

5.   Please revise your table on page 76 to disclose the exact grant dates of your awards. In this regard, to the extent the May 2012 award grant date is closer to the June 2012 IPO pricing date than the April 30, 2012 valuation date, please explain in greater detail why you believe it is reasonable to use the April 30, 2012 valuation for purposes of determining the fair value of your common stock underlying the May 2012 awards. Please be advised that we may have additional comments.

Executive Compensation

Corporate Performance Measures, page 117

6.   We note your response to prior comment 13. As you are not fully complying with the disclosure requirements of Item 402(b) of Regulation S-K, please remove the subheading "Compensation Discussion and Analysis" from page 112.

Consolidated Financial Statements

Note 5. Commitments and Contingencies

Litigation, page F-16

7.   We note your response to prior comment 16. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50.

Note 14. Subsequent Events, page F-27

8.   Please revise to disclose the aggregate grant date fair values and vesting terms of the option grants.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Jeffrey D. Saper, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.